UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

QUEST SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, par value $0.001 per share

(Title of Class of Securities)

74834 T 10 3

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 74834 T 10 3
1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 30,153,311[1]
	6.	SHARED VOTING POWER 785,863[2]
	7.	SOLE DISPOSITIVE POWER 30,153,311[1]
	8.	SHARED DISPOSITIVE POWER 785,863[2]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,939,174[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.3% (based on shares outstanding on December 31, 2010)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Introduction

Item 1.	(a)	Name of Issuer:

Quest Software, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5 Polaris Way Aliso Viejo, CA 92656

Item 2.	(a)	Name of Person Filing:

Vincent C. Smith

	(b)	Address of Principal Business Office:

5 Polaris Way Aliso Viejo, CA 92656

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

74834 T 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐ Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940;

	(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note, See Item 7);

	(h)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to 13d-1(c), check this box. ☐

Item 4.	Ownership.

(a) Amount beneficially owned:

30,939,174[3] shares of Common Stock

(b) Percent of class:

33.3% (based on shares outstanding on December 31, 2010)

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote of:

30,153,311[1]

(ii) shared power to vote or to direct the vote:

785,863[2]

(iii) sole power to dispose or to direct the disposition of:

30,153,311[1]

(iv) shared power to dispose or to direct the disposition of:

785,863[2]

Item 5.	Ownership of 5% or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than 5% on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

[1]

Includes an aggregate of 153,440 shares owned by the Reporting Person’s minor children. The Reporting Person disclaims beneficial ownership of the common shares held by his children. Includes 2,000,000 shares held by Vincent C. Smith Annuity Trust 2010-1 and 1,500,000 shares held by Vincent C. Smith Annuity Trust 2010-2. Includes 1,830,612 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2010. Includes 202,956 shares that the Reporting Person has the right to receive representing the portion of restricted stock unit awards that are vested within 60 days of December 31, 2010.

[2]

Includes 785,863 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2010, the economic value of which have been transferred to the Reporting Person’s former spouse pursuant to a domestic relations order. The Reporting Person disclaims beneficial ownership of these shares.

[3]

Includes an aggregate of 153,440 shares owned by the Reporting Person’s minor children. The Reporting Person disclaims beneficial ownership of the common shares held by his children. Includes 2,000,000 shares held by Vincent C. Smith Annuity Trust 2010-1 and 1,500,000 shares held by Vincent C. Smith Annuity Trust 2010-2. Includes 2,616,475 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2010; the economic value of 785,863 of these shares has been transferred to the Reporting Person’s former spouse pursuant to a domestic relations order and the Reporting Person disclaims beneficial ownership of these 785,863 shares. Includes 202,956 shares that the Reporting Person has the right to receive representing the portion of restricted stock unit awards that are vested within 60 days of December 31, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	/s/ Vincent C. Smith
Name: Vincent C. Smith